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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F__

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________


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


                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Security Systems Ltd. Announces Third Quarter and Nine Months Financial Results dated November 1, 2004.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Announces Third Quarter and Nine Months Financial Results

Monday November 1, 6:51 am ET

Operating Income Increases 49% and Net Income Increases 32% Compared With the Third Quarter of 2003

YAHUD, Israel, November 1 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq NM:MAGS; TASE:MAGS) today announced its consolidated financial results for the third quarter and nine-month period ended September 30, 2004.

Revenues for the third quarter of 2004 reached US$15.3 million, a slight decrease of 0.4 percent compared with the third quarter of 2003 and an increase of 5 percent over the second quarter of 2004.

Gross profit for the third quarter of 2004 reached US$6.8 million (44.7 percent of revenues), an increase of 7 percent over the third quarter of 2003 and an increase of 5 percent compared with second quarter of 2004.

Operating income in the third quarter of 2004 reached US$1.2 million compared with operating income of US$796,000 for the third quarter of 2003. Second quarter operating loss was US$345,000, which included US$1.2 million of award expenses paid to all of the Company's employees by the Company's two principal shareholders out of their personal funds. According to the generally accepted accounting principles in the United States, such grant was recorded in Magal's second quarter statement of income as an expense, although it did not effect the Company's shareholders' equity nor its statement of cash- flows. Excluding the grant, operating income for the second quarter would have been US$855,000, representing a third quarter sequential growth of 39 percent.

Net income in the third quarter of 2004 reached US$663,000, compared with net income of US$503,000, for the third quarter of 2003 and a net loss of US$739,000 in the second quarter of 2004. Excluding the above-mentioned award paid to employees, net income in the second quarter was US$461,000, representing a third quarter sequential growth of 44 percent.

Diluted earnings per share for the third quarter was US$0.08, compared with diluted earnings per share of US$0.06 in the same period last year.

Revenues for the first nine months of 2004 reached US$44 million, an increase of 6 percent compared with the same period in 2003.

Operating and net income for the first nine months of 2004, excluding the above-mentioned US$1.2 million award expenses granted to employees by the Company's two principal shareholders out of their personal funds, reached US$3.3 million and US$1.8 million, respectively, similar to the figures achieved in the first nine months of 2003.

As a result of the award expense, operating income and net income for the nine-month period, reached US$2.1 million and US$611,000, respectively, a decrease of 36 percent and 67 percent, respectively, compared with the first nine months of 2003.

Diluted earnings per share for the nine-month period, including the award expenses, was US$0.07, compared with US$0.22 in the same period of last year.

Commenting on the results, Mr. Jacob Even-Ezra, Chairman of Magal, said: "We are pleased with our revenue growth in the first nine months of 2004 compared to the same period of 2003. The growth in the rest of our business more than compensated for the delays caused by the Israeli Ministry of Defense in the Seam Line project in Israel during 2004. In particular, we are especially pleased this year with the contribution from new project wins, as well as our beginning to record revenue from our new products. The Seam Line project had significantly contributed to our 2003 revenues and management estimates that Magal will receive more orders for this project in the year 2005."

The Company will be hosting its quarterly conference call at 11:00am EST today. Mr. Jacob Even-Ezra, Chairman of the Board & CEO, and Ms. Raya Asher, V.P. Finance & CFO, will review and discuss the third quarter 2004 results. They will then be available to answer questions.

To participate, you may call one of the teleconferencing numbers that follows.

Please place your calls 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

    US Dial-in Number: +1-866-860-9642
    Canada Dial-in Number: +1-866-485-2399
    ISRAEL Dial-in Number: +972-3-918-0610
    INTERNATIONAL Dial-in Number: +972-3-918-0610

    At:
    11:00am Eastern Time
    8:00am Pacific Time
    6:00pm Israel Time



About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS on the Nasdaq National Market since 1993 and on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Company                            Investor Relations
    Magal Security Systems, Ltd        Gelbart Kahana Investor Relations
    Raya Asher, CFO                    Ehud Helft/Kenny Green
    Tel: +972-3-5391444                Tel: +1-866-704-6710
    Fax: +972-3-5366245                E-mail: Ehud.Helft@galir.com
    E-mail: magalssl@trendline.co.il   Kenny.Green@galir.com

                         MAGAL SECURITY SYSTEMS LTD.
                UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
          (All numbers except EPS expressed in thousands of US$)

                               Nine Months Ended Sep. 30
                            2004    % change         2003

    REVENUES            $ 43,986         6       $ 41,675

    Cost of revenues      24,378         4         23,563

    Gross Profit          19,608         8         18,112

    OPERATING
    EXPENSES:
    Research and           3,486       0.5          3,470
    development, net

    Selling and            8,728        19          7,362
    marketing, net
    General and            4,133         2          4,046
    administrative
    Award granted by       1,200        --              -
    principal
    shareholders

    TOTAL OPERATING       17,547        18         14,878
    EXPENSES

    OPERATING INCOME       2,061      (36)          3,234

    FINANCIAL INCOME         574      (21)            722
    (EXPENSES), NET
    INCOME BEFORE          1,487      (41)          2,512
    TAXES ON INCOME

    TAXES ON INCOME          876        38            637

    NET INCOME             $ 611      (67)        $ 1,875

    BASIC NET EARNINGS    $ 0.07      (70)         $ 0.23
    PER SHARE

    SHARES USED IN         8,565                    8,325
    COMPUTING BASIC NET
    EARNINGS PER SHARE
    (IN THOUSANDS)

    DILUTED NET           $ 0.07      (68)         $ 0.22
    EARNINGS PER SHARE

    SHARES USED IN         8,673                    8,413
    COMPUTING DILUTED
    NET EARNINGS PER
    SHARE (IN
    THOUSANDS)

                                 Quarter Ended Sep. 30
                            2004    % change         2003

    REVENUES            $ 15,271     (0.4)       $ 15,332

    Cost of revenues       8,443       (6)          8,954

    Gross Profit           6,828         7          6,378

    OPERATING
    EXPENSES:
    Research and           1,193       (7)          1,280
    development, net

    Selling and            3,031         2          2,987
    marketing, net
    General and            1,415         8          1,315
    administrative
    Award granted by           -        --              -
    principal
    shareholders

    TOTAL OPERATING        5,639         1          5,582
    EXPENSES

    OPERATING INCOME       1,189        49            796

    FINANCIAL INCOME         223       175             81
    (EXPENSES), NET
    INCOME BEFORE            966        35            715
    TAXES ON INCOME

    TAXES ON INCOME          303        43            212

    NET INCOME             $ 663        32          $ 503

    BASIC NET EARNINGS    $ 0.08        33         $ 0.06
    PER SHARE
                           8,617                    8,361

    SHARES USED IN COMPUTING BASIC net earnings PER SHARE
    (IN THOUSANDS)

    DILUTED NET           $ 0.08        33         $ 0.06
    EARNINGS PER SHARE
    SHARES USED IN         8,706                   8,466
    COMPUTING DILUTED
    NET EARNINGS PER
    SHARE (IN
    THOUSANDS)

    FINANCIAL RATIOS
                    Nine months Ended Sep. 30      Quarter Ended Sep. 30
                        2004             2003             2004      2003
    Gross Margin      44.60%            43.50%          44.70%    41.60%
    R&D as a % of      7.90%             8.30%           7.80%     8.30%
    Revenues
    Selling &         19.80%            17.70%          19.80%    19.50%
    Marketing as a
    % of Revenues
    G&A Expenses       9.40%             9.70%           9.30%     8.60%
    as a % of
    Revenues
    Operating          4.70%             7.80%           7.80%     5.20%
    Margin
    Net Income         1.40%             4.50%           4.30%     3.30%
    Margin
    Total Debt to      *0.55            **0.47           *0.55    **0.47
    Total
    Capitalization
    Current Ratio      *1.75            **1.76           *1.75    **1.76


    * As of September 30, 2004
    ** As of December 31, 2003

                     MAGAL SECURITY SYSTEMS LTD.
               CONDENSED CONSOLIDATED BALANCE SHEETS
                (All numbers expressed in thousands of US$)

                       September 30,    December 31,
                          2004             2003
                     Unaudited
    CURRENT ASSETS:
    Cash and cash        6,192             4,389
    equivalents
    Short-term bank      6,122             9,000
    deposits
    Trade               12,384            14,885
    receivables
    Unbilled             9,435             5,072
    accounts
    receivable
    Other accounts       3,579             3,332
    receivable
    Deferred income      1,082               979
    taxes
    Inventories         12,428            11,777
    Total current       51,222            49,434
    assets

    LONG TERM INVESTMENTS AND TRADE
    RECEIVABLES:
    Long-term trade         50               300
    receivables
    Long-term bank       6,101             3,051
    deposits
    Severance pay        1,909             1,960
    fund
    Total long term      8,060             5,311
    investments and
    trade
    receivables

    PROPERTY AND        14,200            11,505
    EQUIPMENT, NET

    OTHER ASSETS,        5,503             5,193
    NET

    TOTAL ASSETS        78,985            71,443

    CURRENT LIABILITIES:
    Short-term bank     17,628            12,597
    credit
    Current                105             3,841
    maturities of
    long-term bank
    loans
    Trade payables       3,574             5,077
    Other accounts       7,951             6,518
    payable and
    accrued expenses
    Total current       29,258            28,033
    liabilities

    LONG-TERM LIABILITIES:
    Long-term bank       5,286             1,873
    loans
    Accrued              2,021             1,992
    severance pay
    Long-term              231               561
    liability in
    respect of
    forward
    contracts
    Total long terms     7,538             4,426
    liabilities

    SHAREHOLDERS' EQUITY:
    Share capital        2,812             2,683
    Additional          31,759            24,098
    paid-in capital
    Accumulated          1,025               479
    other
    comprehensive
    income
    Retained             6,593            11,724
    earnings
    Total               42,189            38,984
    shareholders'
    equity

    TOTAL               78,985            71,443
    LIABILITIES AND
    SHAREHOLDERS'
    EQUITY

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                   Jacob Even-Ezra
                                                   Chairman of the Board and
                                                   Chief Executive Officer



Date:  November 1, 2004